Exhibit 99.1

Medicure Reports Second Quarter 2015 Financial Results

WINNIPEG, Aug. 11, 2015 /CNW/ - Medicure Inc. ("Medicure" or the "Company") (TSXV:MPH, OTC:MCUJF), a specialty pharmaceutical company, today reported its results from operations for the second quarter ended June 30, 2015.

Quarter Two Highlights:

•	Recorded net revenue of $3.8 million during the quarter ended June 30, 2015, an increase of 112% compared to $1.8 million for the quarter ended May 31, 2014 and an increase of 91% compared to $2.0 million for the three months ended June 30, 2014;
•	Earnings before interest, taxes, depreciation and amortization (EBITDA)[1] adjusted for share-based compensation for the second quarter ended June 30, 2015 was $1.1 million compared to $537,000 for the quarter ended May 31, 2014.

In December of 2014, the Company announced a change in its financial year-end from May 31 to December 31.  As a result of the change in year-end, results for the current quarter ending on June 30, 2015 are compared to the closest comparable fiscal period, which is the quarter ending on May 31, 2014.

Financial Results

Net revenue from the sale of AGGRASTAT finished product for the second quarter was $3.8 million compared to $1.8 million for the fiscal quarter ended May 31, 2014 and compared to estimated revenue of $2.0 million for the three months ended June 30, 2014.

Net revenue from the sale of AGGRASTAT finished product for the six months ended June 30, 2015 was $7.1 million compared to $3.4 million for the six months ended May 31, 2014 and compared to estimated revenue of $3.6 million for the six months ended June 30, 2014.

The increase in revenue compared to the comparable quarter for the previous year is primarily attributable to an increase in the number of new hospital customers using AGGRASTAT and the increase in market share held by the product.  Revenue growth was also aided by favourable fluctuations in the U.S. dollar exchange rate throughout the second quarter.

The Company's commercial team continues to work on further expanding its customer base and the Company expects sales of AGGRASTAT to continue to increase over the coming quarters.

EBITDA for the second quarter ended June 30, 2015 after adjusting for $319,000 of share-based compensation, a non-cash expense item, was $1.1 million. The increase in adjusted EBITDA was 101% compared to EBITDA of $537,000 for the quarter ended May 31, 2014.  Second quarter EBITDA not adjusted for share-based compensation was $765,000 for the quarter ended June 30, 2015.

EBITDA for the six months ended June 30, 2015 after adjusting for $742,000 of share-based compensation, a non-cash expense item, was $2.1 million. The increase in adjusted EBITDA was 83% compared to EBITDA of $1.2 million for the six months ended May 31, 2014.  EBITDA for the six months ended June 30, 2015 not adjusted for share-based compensation was $1.4 million.

Net income for the second quarter ended June 30, 2015 was $441,000 or $0.03 per share, compared to a net loss of $1.0 million, or $0.08 per share, for the quarter ended May 31, 2014.  Net income for the six months ended June 30, 2015 was $541,000 or $0.04 per share, compared to a net loss of $945,000, or $0.08 per share, for the six months ended May 31, 2014.  Net income increased as a result of increased revenue from the sale of AGGRASTAT during the quarter and lower finance expense, primarily pertaining to the revaluation of the Company's royalty obligation, offset by increased selling, general and administration expenses.  The increase in selling, general and administration expenses is primarily due to expansion of the Company's organization supporting sales of AGGRASTAT.

At June 30, 2015, the Company had cash totaling $5.3 million compared to $494,000 as of December 31, 2014 and compared to $234,000 as of May 31, 2014. The increase in cash is primarily due to a private placement financing completed during the quarter for gross proceeds of $4.0 million as well as higher net income after adjusting for non-cash items for the three months ended June 30, 2015.

Cash flows from operating activities for the six months ended June 30, 2015 were $1.2 million compared to $228,000 for the six months ended May 31, 2014, and compared to $276,000 for the seven-month fiscal year ended December 31, 2014.

All amounts referenced herein are in Canadian dollars unless otherwise noted.

Reminder for the Conference Call Tomorrow

Conference call details are as follows:

Topic: Medicure's Q2 Results Call
Date:  Wednesday, August 12, 2015
Time: 8:00 am, Central Time (9:00 am, Eastern Time)
Canada Toll Free: 1 (866) 215-5508
U.S. Toll Free: 1 (877) 691-2551
Passcode: 40433233

You may request country specific international access info by emailing us in advance at info@medicure.com.

Management will accept and answer questions related to the financial results and its operations during the Q&A period at the end of the conference call. A recording of the call will be available following the event at www.medicure.com.

About Medicure Inc.

Medicure is a specialty pharmaceutical company focused on the development and commercialization of therapeutics for the U.S. hospital market.  The primary focus of the Company and its subsidiaries is the marketing and distribution of AGGRASTAT (tirofiban HCl) for non-ST elevation acute coronary syndrome in the United States, where it is sold through the Company's U.S. subsidiary, Medicure Pharma, Inc.  For more information on Medicure please visit www.medicure.com.

About AGGRASTAT

Indications and Usage
AGGRASTAT is indicated to reduce the rate of thrombotic cardiovascular events (combined endpoint of death, myocardial infarction, or refractory ischemia/repeat cardiac procedure) in patients with non-ST elevation acute coronary syndrome (NSTE-ACS).

Dosage and Administration
Administer intravenously 25 mcg/kg within 5 minutes and then 0.15 mcg/kg/min for up to 18 hours. In patients with creatinine clearance ≤60 mL/min, give 25 mcg/kg within 5 minutes and then 0.075 mcg/kg/min.

Clinical Experience
In clinical studies with the HDB regimen, Aggrastat was administered in combination with aspirin, clopidogrel and heparin or bivalirudin to over 8,000 patients for typically ≤24 hours.

Contraindications
Known hypersensitivity to any component of Aggrastat History of thrombocytopenia with prior exposure to Aggrastat Active internal bleeding, or history of bleeding diathesis, major surgical procedure or severe physical trauma within previous month.

Warnings and Precautions
Aggrastat can cause serious bleeding. If bleeding cannot be controlled discontinue Aggrastat. Thrombocytopenia: Discontinue Aggrastat and heparin.

Adverse Reactions
Bleeding is the most commonly reported adverse reaction.

For more information on AGGRASTAT, please refer to Full Prescribing Information.

Notes

(1) The Company defines EBITDA as "earnings before interest, taxes, depreciation, amortization and other income or expense". The term "EBITDA", as it relates to the three and six months ended June 30, 2015 and May 31, 2014 results prepared using International Financial Reporting Standards ("IFRS"), does not have any standardized meaning according to IFRS. It is therefore unlikely to be comparable to similar measures presented by other companies.

To be added to Medicure's e-mail list, please visit:
http://medicure.mediaroom.com/alerts

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information: Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words "believes", "may", "plans", "will", "estimates", "continues", "anticipates", "intends", "expects" and similar expressions, may constitute "forward-looking information" within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as "forward-looking statements"). Forward-looking statements, including the expectation of continued revenue growth, are based on the current assumptions, estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company's future product revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company's products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects; the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company's other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the "Risk Factors" section of its Form 20F for the seven months ended December 31, 2014.

Medicure Inc.
Condensed Consolidated Interim Statements of Financial Position
(expressed in Canadian dollars)
Unaudited
	30-Jun-15	31-Dec-14

Assets
Current assets:
Cash	$5,321,083	$493,869
Accounts receivable	2,298,795	1,637,676
Inventories	782,852	1,099,576
Prepaid expenses	1,099,431	642,976
Total current assets	9,502,161	3,874,097

Non-current assets:
Property and equipment	77,891	33,161
Intangible assets	858,914	1,096,946
Investment in Apicore	1,440,351	1,361,824
Long-term derivative	141,986	194,491
Total non-current assets	2,519,142	2,686,422
Total assets	$12,021,303	$6,560,519

Liabilities and Deficiency
Current liabilities:
Accounts payable and accrued liabilities	$3,589,887	$3,700,326
Current portion of long-term debt	1,478,225	654,877
Accrued interest on long-term debt	21,575	22,295
Total current liabilities	5,089,687	4,377,498

Non-current liabilities
Long-term debt	3,431,583	4,225,949
Royalty obligation	1,647,334	1,715,310
Other long-term liability	68,056	152,778
Total non-current liabilities	5,146,973	6,094,037
Total liabilities	10,236,660	10,471,535

Deficiency:
Share capital	121,073,110	117,045,763
Warrants	232,571	-
Contributed surplus	6,099,739	5,360,748
Accumulated other comprehensive income	453,595	298,329
Deficit	(126,074,372)	(126,615,856)
Total deficiency	1,784,643	(3,911,016)
Commitments and contingencies
Subsequent events

Total liabilities and deficiency	$12,021,303	$6,560,519

Medicure Inc.
Condensed Consolidated Interim Statements of Net Income (Loss) and Comprehensive Income (Loss)
(expressed in Canadian dollars)
Unaudited
Three months ended June 30, 2015	Three months ended May 31, 2014	Six months ended June 30, 2015	Six months ended May 31, 2014
Revenue
Product sales, net	$3,801,701	$1,792,624	$7,139,857	$3,432,286
Cost of goods sold	513,976	253,778	906,639	504,056
Gross Profit	3,287,725	1,538,846	6,233,218	2,928,230

Expenses
Selling, general and administrative	2,374,018	1,333,878	4,446,383	2,059,934
Research and development	312,758	104,150	705,576	271,866
2,686,776	1,438,028	5,151,959	2,331,800
Income before the undernoted	600,949	100,818	1,081,259	596,430

Other expense (income):
Revaluation of long-term derivative	(15,219)	-	52,505	-
Loss on settlement of debt	-	-	60,595	-

Finance costs (income):
Finance income	(50)	(21)	(92)	(29)
Finance expense	195,199	1,149,754	411,017	1,548,403
Foreign exchange loss (gain), net	(20,314)	(17,223)	15,750	(6,672)
174,835	1,132,510	426,675	1,541,702
Net income (loss)	$441,333	$(1,031,692)	$541,484	$(945,272)
Translation adjustment	(77,728)	(46,580)	155,266	44,082
Comprehensive income (loss)	$363,605	$(1,078,272)	$696,750	$(901,190)
Basic income (loss) per share	0.03	(0.08)	0.04	(0.08)
Diluted income (loss) per share	0.03	(0.08)	0.04	(0.08)
Weighted average number of common shares used in computing basic income (loss)per share	12,625,065	12,197,450	12,519,072	12,196,984
Weighted average number of common shares used in computing fully diluted income (loss) per share	14,625,502	12,197,450	14,519,509	12,196,984
Medicure Inc.
Condensed Consolidated Interim Statement of Cash Flows
(expressed in Canadian dollars)
Unaudited
Six months	Six months
ended	ended
30-Jun-15	31-May-14
Cash (used in) provided by:
Operating activities:
Net income (loss) for the period	$541,484	$(945,272)
Adjustments for:
Revaluation of long-term derivative	52,505	-
Loss on settlement of debt	60,595	-
Amortization of property and equipment	7,754	2,871
Amortization of intangible assets	318,464	281,905
Stock-based compensation	741,707	295,144
Write-down of inventory	89,058	22,209
Finance expense	411,017	1,548,403
Unrealized foreign exchange loss	17,247	4,321
Change in the following:
Accounts receivable	(661,119)	(303,297)
Inventories	227,666	32,716
Prepaid expenses	(456,455)	(120,675)
Accounts payable and accrued liabilities	387,276	(275,615)
Other long-term liability	(84,722)	(18,874)
Interest paid	(172,718)	(163,506)
Royalties paid	(235,603)	(131,906)
Cash flows from operating activities	1,244,156	228,424
Investing activities:
Acquisition of property and equipment	(51,612)	(5,513)
Cash flows used in investing activities	(51,612)	(5,513)
Financing activities:
Issuance of common shares, net of share issue costs	3,630,323	-
Exercise of stock options	2,850	2,000
Cash flows from financing activities	3,633,173	2,000
Foreign exchange gain on cash held in foreign currency	1,497	250
Increase in cash	4,827,214	225,161
Cash, beginning of period	493,869	9,136
Cash, end of period	$5,321,083	$234,297

Supplementary information:
Non-cash financing activities:
Shares issued on debt settlement	$624,029	$-
Warrants issued as share issue costs	$232,571	$-

SOURCE Medicure Inc.

%CIK: 0001133519

For further information: Dawson Reimer, President & COO, Tel. 888-435-2220, Fax 204-488-9823, E-mail: info@medicure.com, www.medicure.com

CO: Medicure Inc.

CNW 16:18e 11-AUG-15